UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 23, 2021

Thimble Point Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39969	85-4103092
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

195 Church Street, 15th Floor

New Haven, Connecticut 06510

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (203) 680-8543

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	THMAU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	THMA	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	THMAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

On November 23, 2021, Thimble Point Acquisition Corp. (the “Company” or “THMA”) convened its special meeting of Stockholders (the “Special Meeting”).

Present at the Special Meeting were holders of 20,886,506 shares of Class A common stock and Class B common stock (together, the “Company Common Stock”) in person or by proxy, representing 60.54% of the voting power of the Company Common Stock as of October 18, 2021, the record date for the Special Meeting (the “Record Date”), and constituting a quorum for the transaction of business. As of the Record Date, there were 34,500,000 shares of Company Common Stock issued and outstanding.

The sole proposal that was presented at the Special Meeting was the “Adjournment Proposal”- To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Approval Proposal, the Director Election Proposal, the Nasdaq Proposal, the Incentive Plan Proposal or the Employee Stock Purchase Plan Proposal (each as defined in the Company’s definitive proxy statement). The stockholders approved the Stockholder Adjournment Proposal. The voting results were as follows:

Votes For	Votes Against	Abstentions
19,718,185	1,158,726	9,595

The Special Meeting was adjourned to 9:00 a.m. Eastern Time on Thursday, November 30, 2021 (the “Adjournment”) to provide THMA’s stockholders additional time to review and consider the information provided in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on November 22, 2021.

The reconvened Special Meeting will be held in virtual format at https://www.cstproxy.com/thimblepoint/2021.

Item 8.01. Other Events

In connection with the Adjournment, THMA stockholders who have already submitted a proxy and do not wish to change their vote by completing, signing, dating, and returning a proxy card do not need to take any further action.

THMA stockholders who have already submitted a proxy and wish to change their vote at any time before their proxy is exercised may do so by:

•	sending another proxy card with a later date;

•	notifying THMA’s secretary in writing before the Special Meeting that they have revoked their proxy; or

•	attending the Special Meeting and voting electronically by visiting and entering the control number found on their proxy card, instruction form or notice they previously received.

If a THMA stockholder chooses to send a written notice or to mail a new proxy, they must submit a notice of revocation or a new proxy to Morrow Sodali at the address listed in the Proxy Statement, and such notice or proxy must be received before the vote is taken at the Special Meeting. Any proxy a THMA stockholder has already submitted may also be revoked by submitting a new proxy prior to the Special Meeting or by voting online at the Special Meeting. Simply attending the THMA Special Meeting will not revoke a proxy.

THMA stockholders who have instructed a broker, bank or other nominee to vote their THMA Common Shares must follow the directions they receive from their broker, bank or other nominee in order to change or revoke their vote.

THMA stockholders who have not yet voted may do so by submitting a proxy card or voting electronically by visiting https://www.cstproxy.com/thimblepoint/2021. Submitting a proxy online will not prevent any stockholder from being able to vote in person at the meeting.

THMA stockholders may demand that THMA redeem their THMA Class A Common Shares sold as part of the units in the initial public offering (whether they were purchased in the initial public offering or thereafter in the open market) (the “Public Shares”) for cash no later than the second business day preceding the vote on the Business Combination Proposal by delivering their Public Shares to Continental, THMA’s transfer agent, physically or electronically using The Depository Trust Company’s DWAC (Deposit and Withdrawal at Custodian) system. Any stockholder who seeks to exercise their redemption rights will need to provide written demand by no later than November 26, 2021. In the event the Business Combination is not completed, any Public Shares with respect to which a stockholder has demanded redemption will be returned to the stockholder or to the stockholder’s account.

Additional Information and Where to Find It

This Current Report relates to a proposed transaction between Pear Therapeutics, Inc. (“Pear”) and THMA. This Current Report does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, THMA filed a registration statement on Form S-4 (File No. 333-257982) with the SEC, which included a proxy statement of THMA and a prospectus of THMA. The registration statement on Form S-4, as amended, was declared effective by the SEC on October 26, 2021, and THMA commenced mailing of the definitive proxy statement/prospectus to its shareholders on or about October 29, 2021. THMA also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of THMA are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by THMA through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by THMA may be obtained free of charge by written request to THMA at Thimble Point Acquisition Corp., 195 Church Street, 15th Floor, New Haven, Connecticut 06510.

Participants in Solicitation

THMA and Pear and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from THMA’s stockholders in connection with the proposed transaction. Information about THMA’s directors and executive officers and their ownership of THMA’s securities is set forth in THMA’s filings with the SEC, including THMA’s Registration Statement on Form S-1, which was declared effective by the SEC on February 1, 2021. To the extent that holdings of THMA’s securities have changed since the amounts printed in THMA’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.

Forward Looking Statements

This Current Report may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk that the proposed transaction, including the contemporaneous private placement of equity securities (the “Subscription”), may not be completed in a timely manner or at all, which may adversely affect the price of Thimble Point’s securities; (ii) the risk that the proposed transaction may not be completed by Thimble Point’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Thimble Point; (iii) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (iv) the amount of the costs, fees, expenses and other charges related to the proposed transaction and PIPE investment; (v) the outcome of any legal proceedings that may be instituted against Thimble Point, Pear, the combined company or others following the announcement of the Business Combination Agreement relating to the proposed transaction, the ancillary agreements contemplated thereby and the transactions contemplated thereby; (vi) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of Thimble Point or Pear to obtain financing to complete the proposed transaction or to satisfy other conditions to closing; (vii) changes to the proposed structure of the proposed transaction that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed transaction; (viii) the ability to meet stock exchange listing standards following the consummation of the proposed transaction; (ix) the risk that the proposed transaction disrupts current plans and operations of Pear or diverts management’s attention from Pear’s ongoing business operations and potential difficulties in Pear employee retention as a result of the announcement and consummation of the proposed transaction; (x) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) costs related to the proposed transaction; (xii) changes in applicable laws or regulations; (xiii) the possibility that Pear or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (xiv) Pear’s estimates of expenses and profitability; (xv) the evolution of the markets in which Pear competes; (xvi) the ability of Pear to implement its strategic initiatives and continue to innovate its existing products; (xvii) the ability of Pear to defend its intellectual property and satisfy regulatory requirements; (xviii) the ability of Thimble Point to issue equity or equity-linked securities in connection with the proposed transaction or in the future; (xix) the impact of the COVID-19 pandemic on Pear’s business; and (xx) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Thimble Point’s final prospectus dated February 1, 2021 relating to its initial public offering and other risks and uncertainties indicated in Thimble Point’s Registration Statement, and the definitive proxy statement/prospectus included therein, including those set forth under “Risk Factors” therein, and other documents filed and to be filed with the SEC by Thimble Point. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and Thimble Point and Pear assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Thimble Point nor Pear gives any assurance that either Thimble Point or Pear will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by Thimble Point or Pear or any other person that the events or circumstances described in such statement are material

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THIMBLE POINT ACQUISITION CORP.

By:	/s/ Elon S. Boms
	Name:	Elon S. Boms
	Title:	Chief Executive Officer

Date: November 23, 2021